Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated April 11, 2022 in connection with their beneficial ownership of P3 Health Partners Inc. Each of Columbia Acorn Fund, Columbia Wanger Asset Management, LLC and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke

Name: Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke

Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Wanger Asset Management, LLC

By:	/s/ Joseph C. LaPalm

Name:	Joseph C. LaPalm
Title:	Chief Compliance Officer

Columbia Acorn Fund

By:	/s/ Joseph C. LaPalm

Name:	Joseph C. LaPalm
Title:	Vice President